BRIDGEPORT VENTURES INC.

November 30, 2012

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission
Ontario Securities Commission
Office of the Administrator of the Securities Act, New Brunswick
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Securities Commission of Newfoundland and Labrador

Dear Sirs:

Re:	Bridgeport Ventures Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 -
Continuous Disclosure Obligations

Following the annual and special meeting of shareholders of Bridgeport Ventures Inc., held on November 30, 2012 (the “Meeting”), and in accordance with section 11.3 of NI51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result
1. Election of Directors.	* The nominees proposed by management were elected by shareholders on a show of hands.
2. Appointment of McGovern, Hurley, Cunningham, LLP, Chartered Accountants as the Corporation’s auditors.	* McGovern, Hurley, Cunningham, LLP, Chartered Accountants were elected as auditors by shareholders on a show of hands.
3. Approval of the Arrangement Resolution.	* The Arrangement Resolution was unanimously approved by shareholders and eligible warrantholders on a vote taken by ballot.
4. Approval of a Share Incentive Plan Resolution.	* The Share Incentive Plan Resolution was approved by shareholders on a show of hands.
5. Approval of Option Replacement Resolution.	* The Option Replacement Resolution was approved by shareholders on a show of hands.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

BRIDGEPORT VENTURES INC.

               “Shastri Ramnath”

Per:           Shastri Ramnath
                 President & Chief Executive Officer